DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Division of Corporation Finance

November 1, 2013

Re:	Deutsche Bank Aktiengesellschaft

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 15, 2013

Form 6-K Filed July 31, 2013

File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated September 30, 2013 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2012 (the “Annual Report” or the “2012 Form 20-F”) and our Form 6-K filed July 31, 2013. In response to the Comment Letter, please note the following.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 10: Additional Information, page 68

Memorandum and Articles of Association, page 68

1.

Please note that Instruction 1(b) to Item 10 of Form 20-F allows for incorporation by reference of information regarding the company’s memorandum and articles of association only from a previously filed registration statement on Form 20-F or a registration statement filed under the Securities Act. Because the Form 20-F that you have listed on page 68 is an annual report, not a registration statement, you may not incorporate by reference from this report. Therefore, in the future, please reproduce the referenced information in the body of your annual report or incorporate by reference from a registration statement in accordance with the form instructions.

We will do so going forward.

01 – Management Report

Results of Operations, page 14

Provision for Credit Losses, page 17

2.	You state here and on page S-11 that the decrease in the provision excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation in 2012 and 2011. You also state that the impact of such releases is reported in interest income. Please tell us whether you recorded the Postbank loans at fair value upon consolidation consistent with your accounting policy on page 258, and if so, why your disclosure here and on page S-11 implies that you have maintained loan loss allowances on Postbank loans related to a period prior to consolidation. Tell us, and consider revising your disclosure in future filings to clarify, what you mean by loan loss allowances recorded “prior to consolidation,” and discuss whether you determined the fair value and the incurred losses of the Postbank loan portfolio independent of the carrying values and allowances for incurred losses that were recorded on Postbank’s financial statements.

We confirm that the Group recorded the Postbank loans at fair value upon consolidation consistent with our accounting policies.

These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows reflecting the credit quality of the loans at the date of change of control. As such the fair value recorded in Deutche Bank’s books was independent of the carrying values and loan loss allowances previously recognised by Postbank.

In accordance with IAS 39, an uplift in the value of loans recorded at fair value on initial consolidation is reflected in interest income. A deterioriation in the expected future cashflows of the loans is reflected in ‘provisions for credit losses’ increasing the allowance for loan losses on the balance sheet.

On page 17 of the Management Report and page S-11 of the Supplemental Financial Information of the 2012 Form 20-F we included detail on the amounts taken to the interest income line in respect of Postbank loans in order to highlight that there have been both increases and decreases in the recoverable amount of loan portfolios consolidated with Postbank but that only the negative shifts in recoverable amount post initial recognition in consolidated financial statements are recognised in the provisions for credit losses line of the Profit and Loss. We will revise our future disclosure to ensure that material impacts on provisions for credit losses are clearly described and that misunderstandings are avoided.

3.	As a related matter, please revise your disclosure in future filings to include a roll-forward of the credit mark that you recorded upon acquisition of Postbank loans and other material acquisitions of loan portfolios you may acquire in the future. The roll-forward should include recoveries recognized in the period as well as the remaining credit mark on the acquired loan portfolio.

We note your request for roll-forward detail on the credit mark of the Postbank loan positions however it is our understanding that there is no requirement to provide this detail under current accounting or regulatory standards (there is no requirement for this detail under IFRS 7). Additionally we are not sure that this roll-forward detail would provide meaningful information to the reader on a basis of materiality. The goal of loan quality disclosure is not to monitor the ups and downs of particular portfolios that have been consolidated into the group but instead to ensure that carrying values, net of provisions, reflect the expected performance of the assets. The latter issue would not be augmented by the provision of roll-forward detail on this Postbank portfolio.

We would also note that the provision of the data for this roll forward table would be problematic. We do not segregate pre and post consolidation loan portfolios in the Postbank Group. Additionally the credit mark is only one component of the purchase price adjustment (PPA). The PPA is also impacted by interest rates and liquidity. It would be difficult to segregate the cause of movements in the PPA between these component factors post consolidation.

02- Consolidated Financial Statements, page 245

Consolidated Statement of Changes in Equity, page 246

4.	We note that the “Other” line item for noncontrolling interests for the years ended December 31, 2012 and 2011 appears to be significant. Please tell us and provide clarifying disclosure in future filings to explain the types of activities included within this line item.

The ‘Other’ line item for noncontrolling interests within the Consolidated Statement of Changes in Equity was primarily impacted in 2011 by a €341 million capital repayment on the Group’s investment in an investment vehicle as part of a trade restructure.

In 2012 a put and call option with Deutsche Post in respect of Postbank shares was exercised and the domination agreement between Postbank and its immediate parent DB Finanz–Holding GmbH (a wholly owned subsidiary of Detusche Bank AG) was concluded, as detailed in Note 4 of the Consolidated Financial Statements, resulting in an increase in Deutsche Bank’s shareholding in Postbank and a €750m reduction in the ‘Other’ line.

We will extend our disclosure in the 2013 Form 20-F filing, and in future periods, to include explanations of material movements in the ‘Other’ line within footnotes to the Consolidated Statement of Changes in Equity.

Note 1 – Significant Accounting Policies, page 250

Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA), page 250

5.	We note your disclosure that during the fourth quarter of 2012 you refined both your DVA and CVA methodologies. However, we are unable to tell from your disclosure the specific refinements made to each of the methodologies. Please respond to the following:

•	Describe the specific market based approach you switched to for your DVA methodology.

•	Clarify whether this new market based approach utilized for your DVA methodology was available to be used prior to the fourth quarter of 2012, and if so, discuss the factors driving the switch during Q4 2012.

Prior to the fourth quarter of 2012, the Group’s methodology for debt valuation adjustment (DVA) was based on historical probability of default information for similarly rated financial institutions. Over time the market has gradually evolved in terms of the pricing, valuation and risk management of both credit valuation adjustment (CVA) and DVA, which are calculated on uncollaterialised exposures, leading to changes across the industry, especially in the time after the height of the financial crisis. A market-implied probability of default methodology using the Group’s own credit spreads is now seen as best practice. Hence Deutsche Bank refined its valuation methodology in the fourth quarter of 2012, in-line with the recent change in market practice.

•	Regarding the CVA change, discuss the factors driving the increased transparency of the market value of counterparty credit that became possible during 2012. As part of your response, please clarify whether this increased transparency occurred for all counterparties, or only certain ones.

•	To the extent this increased counterparty credit transparency only resulted for certain counterparties, please quantify the percentage of your instruments that are with those counterparties and describe whether you believe further transparency will result in the future for additional counterparties.

Prior to the fourth quarter 2012, the Group’s CVA methodology had been a hybrid approach using a blend of market-implied and historical data based approaches to obtain probabilities of default for counterparties. The market recently evolved in respect of valuation and risk management practices for CVA, adopting a more dynamic approach to pricing, valuing and managing counterparty risk, typically using Credit Default Swap (CDS) hedging instruments. As such, over the course of 2012, Deutsche Bank developed a market-implied approach to obtain probabilities of default and employed a proxy methodology mapped to appropriate indices where CDS are not directly available for the counterparty, which culminated in the transition to the new approach in the fourth quarter of 2012. It was in the convergence of market practice to a common approach that led to Deutsche Bank’s change in approach, and therefore Deutsche Bank refined its valuation methodology during 2012. Consistent with the change in DVA calculation, this refinement in measuring the CVA was regarded as a change in estimate under IAS 8 and as such was recognised prospectively in the profit or loss in the period of change.

•	Discuss whether you performed back-testing of the changes implemented and, if so, quantify for us the estimated historical impacts to income (besides the disclosed effect upon adoption of the refinements).

Back-testing was not performed beyond 2012, as the change was recognized prospectively in line with the requirements of IAS 8 as detailed above.

•	Discuss if the CVA and DVA adjustments are theoretically consistent with each other. If the methodologies are different, please explain the reasons for the differences.

We confirm that the CVA and DVA are calculated using a consistently applied market-based methodology, and satisfy the requirements of symmetry as per the guidance in IFRS 13.37 and 38, which became effective January 1, 2013.

Recognition of Trade Date Profit, page 260

6.	You disclose that if there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. You go on to state that using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter), and any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or you enter into off-setting transactions that substantially eliminate the instrument’s risk. We also note your disclosure on page 275 that the decision to subsequently recognize the trade date profit requires a careful assessment of the then-current facts and circumstances supporting the observability of parameters and/or risk mitigation. Please respond to the following:

•	Tell us how you determined that your policy for recognizing such deferred profits over each of these periods (i.e., between the trade date and when the market is expected to become observable, over the life of the trade, and when you enter into off-setting transactions that eliminate the instruments’ risk) represents a market participant notion. Refer to IAS 39.AG76A.

In accordance with IFRS13, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Group’s interpretation of fair value under IFRS 13 did not differ from that in IAS 39 in this regard. IFRS 13 requires that fair value shall reflect the assumptions that market participants would use when pricing the asset or liability, including any assumptions about risk, including the risk inherent in the inputs to the valuation techniques (IFRS 13.87 and 88), similar to the notion described in IAS 39.AG76. We believe that our policy on trade date profit is wholly consistent with IAS 39 and IFRS 13 for the following reasons:

•	At the trade date, the fair value of an instrument with one or more significant unobservable inputs is measured at the transaction price as we believe that market participants would similarly incorporate an adjustment to the fair value for the risk inherent in the unobservable input(s).

•

Over the life of the trade, we believe market participants would adjust fair value to reflect the decreasing impact of the unobservable input as the trade matures, reflecting the changing economic and risk profile of the instrument as the instrument progresses to maturity. Therefore, as required by IAS 39.AG76, the Group’s policy is that amortisation of the deferred profit over the life of the trade is a reasonable proxy for what a market participant would pay or receive to sell the asset/transfer the liability and is therefore in line with IFRS 13 and IAS 39.AG76A.

•	In the instance where a trade has a significant input for which the market is expected to become observable subsequent to the trade date, for example, a 5-year equity option where the equity volatility input is deemed significant to the valuation but is only observable for the final two years on the option, the Group would amortize the deferred trade date profit into the Profit and Loss on a straight line basis over the initial three year period, after which the value is expected to be fully observable. Consistent with the rationale for recognising the trade date profit over the life of the trade, we believe that this recognition pattern allows the instrument to be carried at a fair value which approximates the price that a market participant would require to assume the contract, considering the change in risk factors as the instrument matures.

•	When determining whether it is appropriate to recognise any upfront profit, Deutsche Bank considers offsetting transactions which substantially eliminate the unobservable risk on the original trade such that the impact of the unobservable parameter(s) is insignificant to the fair value of the net position. By executing two substantially offsetting transactions, the upfront profit is effectively ‘locked in’ because the net exposure to the unobservable parameters is insignificant to the upfront profit. Therefore, the entire upfront profit may be recognised. This approach is consistent with the guidance in IAS 39.BC100 and IFRS 13.48 on valuing a group of assets and liabilities based on the entity’s net exposure to market risks.

•	As it relates to the €231 million of deferred profit recognized in income during 2012, please describe the specific factors leading to the recognition of the deferred profit in income.

As noted in our disclosure on page 321 of the Consolidated Financial Statements, the €231 million of deferred profit recognized in income during 2012 represents the amortization of previously deferred trade date profits. Typically, deferred trade date profit is released into the Profit and Loss on a straight line basis over the life of the instruments, or, if shorter, over the period in which the value is unobservable.

Any releases of trade date profit due to increased market observability or offsetting transactions subsequent to trade date, are included in the €50 million disclosed in the same table on page 321 as “subsequent move to observability.”

•	Tell us whether you have ever recognized deferred profit in income as a result of entering into an off-setting transaction that substantially eliminates the instrument’s risk, and describe those types of transactions. Also, quantify the amount of deferred profit recognized in income as a result of those transactions during the past three years.

In accordance with Deutsche Bank’s accounting policies, Deutsche Bank has recognized an insignificant amount (less than €50 million per annum), in the past three years, for previously deferred profit in income as a result of entering into an offsetting transaction that substantially eliminates the instrument’s unobservable risk. The accounting policy sets strict guidelines and restrictions on the use of offsetting transactions, and as a result, the policy is not applied to a material number of subsequent transactions nor has it resulted in the subsequent recognition of a material amount of income.

Impairment of Loans and Provision for Off-Balance Sheet Positions, page 262

7.	Given that your charge-off policy for the portion of mortgage loans which is uncollateralized is quite lengthy at 840 days past due (or at 2.3 years past due), please explain how you utilize historical experience to estimate your allowance for loan losses. For example, you state on page 84 that loans not charged off at 270 days or less (such as mortgage loans) are provisioned based on the level of historical loss rates, which are derived from observed recoveries of formerly charged-off similar loans. In your response, discuss how you base your provisions on the level of historical loss rates by addressing the following:

•	Identify the data utilized, the data periods considered, and how any geographical differences/trends are considered.

•	Explain any differences in your allowance methodology, including the data utilized for loans charged off at 270 days or less, and mortgage loans charged off at 840 days.

We use the same allowance methodology for collaterialized and uncollaterialized loans. The only difference is the maximum charge off date being 270 days for uncollateralized loans and 840 days for full or partially collateralized mortgage loans. The 840 day period for mortgage loans takes into account the loan foreclosure and collateral liquidation period.

Historic data, including detail on portfolio charge-off rates, loan loss on charge-off and flow of loan volumes, is collected internally on Deutsche Bank loan portfolios and used for the loan loss allowance rate calculations, as this is the best available data to estimate expected future cash flows on retail loans.

Our loan positions are assigned to portfolios depending on product type and country of loan origination and collectively assessed within these portfolios. The underlying historic data utilized for loan loss allowance calculation for each loan portfolio is similarly split by:

•	Private or business loan positions

•	Product type (Mortgage loans, Consumer Product Loans, etc) – this categorization inherently splits full or partially collateralized from uncollateralized loans.

•	Country of origination – splitting the loans into geographic groups.

We calculate loan loss allowance rates (LLA rates) for the separately identified portfolios for delinquency periods of 30 days (i.e., 0-29 days, 30-59 days, 60-89 days, 90-119 days, etc. delinquency) up to the date of charge-off. Earlier charge-offs are also performed if no recovery is expected and these are considered in the estimation of the LLA rates. Every quarter we recalculate the LLA rates based upon the historic data of the prior twelve months tracking the flow of loan volumes, the charge-off rate and the loss rate upon charge-off between consecutive delinquency tranches.

The recovery rate parameters, or expected loss levels at charge-off date, are calculated based upon three years of loan history again using historic data specific to the portfolio under review.

Repurchase and Reverse Repurchase Agreements, page 265

8.	Your disclosure indicates that you offset reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and central securities depositary (CSD) and where there is a legally enforceable right to set off. We also note your disclosure on page 183 where you state that repurchase and reverse repurchase agreements are presented gross, as they do not settle net in the ordinary course of business, even when covered by a master netting agreement. Lastly, we note your new offsetting disclosures on page 86 of your Form 6-K filed July 31, 2013, where you appear to have some amounts offset on the balance sheet related to reverse repurchase agreements and repurchase agreements. Please clarify your policy related to offsetting for these instruments, and tell us whether you expect any change in your offsetting policy upon the adoption of the amendments to IAS 32.

As stated in our accounting policy section on page 265, repurchase and reverse purchase agreements are generally presented gross as they do not settle net in the ordinary course of business, even when covered by a master netting agreement. However there are limited situations when the IAS 32 netting requirements in relation to legal right of offset and intent are met and netting is required on reverse repurchase and repurchase agreements. As mentioned above this may relate to reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and cleared through a central securities depositary (CSD), as disclosed in the Offsetting Financial Assets and Financial Liabilities disclosures on page 86 of Form 6-K filed July 31, 2013. Such amounts are included in the line item “Financial assets designated at fair value through profit or loss (enforceable)”.

Page 183 of the Form 20-F describes how we adjust our leverage ratio to make it more comparable to U.S. industry practice. The description provides a brief overview of the differences in accounting principles that drive the incomparability of leverage ratios. It is not intended as a detailed statement of our accounting policy. Going forward, we will clarify in such text the treatment of repurchase and reverse repurchase agreements. Specifically the wording in such description on page 183 will be revised to state, ‘repurchase and reverse repurchase agreements are generally presented gross, as they do not settle net in the ordinary course of business even when covered by master netting agreement. However in certain situations where the IAS 32 netting criteria are met, then the repurchase and reverse repurchase agreements will be presented net in the financial statements.’

We are currently in the process of assessing the impact that the amendments to IAS 32 will have on Deutsche Bank’s financial statements, but are not expecting any material changes.

9.	We note the comments made by your CFO during your Q2 2013 earnings call held on July 30, 2013 regarding the accounting treatment for “enhanced repurchase transactions,” which were made in response to various media reports about the accounting and capital implications of such transactions. Please respond to the following:

•	Provide a walkthrough of the typical stages, and terms at each stage, of these types of transactions and the related accounting followed at each stage.

The typical stages of the “enhanced repurchase transactions” discussed by our CFO during the Q2 2013 earnings call held on July 30, 2013 are as follows:

•	Stage 1: Deutsche Bank buys a bond from a client at a discount and simultaneously agrees to pay all future interest and principal payments received on the underlying bond back to the client. In return, the client agrees to pay Deutsche Bank a coupon on the cash amount received and repay the initial amount received at maturity.

•	As the client retains the risk and rewards of the underlying bond, the client will not meet the derecognition requirements and Deutsche Bank will account for it as a financing arrangement (i.e. a loan recognized for cash paid to client). As Deutsche Bank will manage its exposure on the financing arrangement on a fair value basis, the fair value option (FVO) is applied and the financing arrangement is accounted for at fair value (FV) and marked-to-market (MTM) through the income statement.

•	Stage 2: Deutsche Bank short sells the bond in the market, thereby creating a short sale liability. However, under the terms of the arrangement the maturity dates of the financing transaction and the bond match and, in addition, at maturity Deutsche Bank has the legal right and intent to set off the amount due at maturity on the loan and the bond’s value. As such the short sale liability and the loan are required to be offset in the balance sheet under IAS 32.

•	Stage 3: In a separate and unrelated transaction, Deutsche Bank sells credit protection on the underlying bond short sold into the market. The protection is sold to a 3rd party in the form of a Credit Default Swap (CDS). The CDS is accounted for at fair value and disclosed separately on the balance sheet.

•	In the event of a credit event on the underlying bond, Deutsche Bank has the cheapest to deliver option upon settlement of the repurchase agreement with the client i.e. Deutsche Bank has to pay to the client the recovery value of the underlying bond calculated on the basis of eligible bonds/loans of the issuer of the bond collateral or return the bond collateral.

•	Contrast the terms (including maturity), stages, and accounting followed for these “enhanced repurchase transactions” with the terms (including maturity), stages and accounting followed for a standard repurchase agreement, which you disclose on page 265 as being accounted for as a collateralized financing.

Specific terms related to “enhanced repurchase transactions” compared to the terms of a normal repurchase and reverse repurchase agreements are as follows:

a.	Maturity date of the underlying bond and repurchase transaction must be the same in order to demonstrate the intent of net settlement.

b.	All interest and principal payments on the repurchase arrangement have matched payment dates.

c.	All cash payments on the same date are net cash settled.

d.	There is the legal and enforceable right of set off on all cash payments.

e.	In the event of an early termination by either party, the contracts include set-off provisions which result in one net cash payment.

f.	Cheapest to deliver option in the event of a credit event on the underlying bond.

g.	Under no scenario is there an obligation for Deutsche Bank to return the underlying bond.

•	Tell us the types of counterparties with which you enter into these “enhanced repurchase transactions” and explain whether there are any key differences or trends between the counterparties to the “enhanced repurchase transactions” and the standard repurchase transactions.

The counterparties with which we transact enhanced repurchase transactions are Financial Institutions. Financial Institutions will generally be counterparties looking to enter into longer term transactions at a lower funding rate, in return for writing Deutsche Bank a cheapest to deliver option.

•	Tell us whether the counterparty to the transaction drives whether you enter into a “enhanced repurchase transaction” or a standard repurchase transaction. If not, tell us the business reasons for which you would prefer to enter into the “enhanced repurchase transaction” as compared to a standard repurchase transaction.

The type of repurchase transaction Deutsche Bank enters into with a counterparty can be driven by the request of the counterparty, Deutsche Bank or as a result of mutual discussions. The business rationale of these transactions for clients is that they offer a reduced interest charge on the borrowing undertaken. In exchange, the client accepts the risk that in case of default the losses may be higher compared to a traditional repurchase agreement and that the client maybe required to post higher margin to Deutsche Bank. In effect the client seeks to capture some of the positive bond to Credit Default Swap basis for the term of the enhanced repurchase transaction. The business rationale for Deutsche Bank is that these enhanced transactions offer a more competitive cost of borrowing to our clients whilst also generating some premium income through the selling of CDS. In exchange we manage a more complex risk hedging process.

•	Quantify the amount of “enhanced repurchase transactions” outstanding for each of the last three years.

The amount of enhanced repurchase transactions outstanding for each of the last three years and end of June 2013 is detailed in the table below.

(in € Millions)	As of Dec. 31, 2010	As of Dec. 31, 2011	As of Dec. 31, 2012	As of June 30, 2013
Outstanding Notional of “Enhanced Repurchase Transactions”	5,574	5,763	6,221	6,323

•	Clarify whether these “enhanced repurchase transactions” are reflected in the offsetting disclosures contained on pages 84-88 of your Form 6-K filed July 31, 2013, and if so, explain how and where.

The “enhanced repurchase transactions” are reflected in the offsetting disclosures on page 86 of Form 6-K filed July 31, 2013. Such amounts are included in the line item “financial assets designated at fair value through profit or loss (enforceable)”.

•	Describe the accounting analysis you performed under IAS 32 to account for these “enhanced repurchase transactions” on a net basis.

In order to apply the IAS 32 offsetting rules, the “enhanced repurchase agreement” must meet the following criteria under IAS 32.42:

1.	Currently has a legally enforceable right to set off the recognized amounts; and

2.	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

These criteria are applied to the specific terms of the “enhanced repurchase agreement” as outlined above in points a to g.

As a result of a reassessment of “enhanced repurchase transactions”, Deutsche Bank has recently identified certain “enhanced repurchase transactions” which do not meet the conditions as outlined above. After further analysis, it was determined that certain trades should be accounted for on the balance sheet as derivatives, instead of applying the IAS 32 netting requirements to the short sale liability and repurchase arrangement. The impact of this change is immaterial to Deutsche Bank’s balance sheet and income statement. We have adjusted these transactions in the September 30, 2013 consolidated balance sheet and income statement. This change has no impact to the total balance sheet size (e.g., IFRS assets).

•	Describe the effect of these “enhanced repurchase transactions” on each of your capital ratios as compared to the effect on your capital ratios if they had been accounted for as standard repurchase agreements.

There would be no material impact on our capital ratios, including our leverage ratio, if these transactions were accounted for as standard rather than “enhanced repurchase agreements” as the total size of these transactions is minimal and immaterial to Deutsche Bank’s financial statements.

Note 6 – Net Interest Income and Net Gains (Losses) on Financial

Assets/Liabilities at Fair Value through Profit or Loss, page 303

10.	We note your disclosure in footnote (1) to the Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss table that discusses the fair value movements on securitization structures. Please respond to the following:

•	Clarify whether this footnote is referring to consolidated securitization structures for which you have elected the fair value option on both the assets and liabilities. If not, please clarify the exposures held related to these securitization structures and how you are accounting for them.

•	Clarify why you appear to earn gains on the asset side at the same time as you earn gains on the long-term debt held. Similarly, when you have a loss on the fair value of your long-term debt held, you appear to have losses on the financial assets held.

•	Your disclosure indicates that the sum of the gains and losses earned on these consolidated securitization structures represents the Group’s share of the losses. Clarify whether there are any noncontrolling interest holders in these structures.

We can confirm the footnote is referring to consolidated securitization structures for which the fair value option was elected for both assets and liabilities.

During the first quarter 2013, the Group identified a misclassification in relation to these consolidated securitization structures. It resulted in a reallocation of gains and losses between the long term debt designated at fair value and trading line items. The reallocation had no effect on ‘Total net gains (losses) on financial assets/liabilities at fair value through profit and loss’. We reallocated these positions for our 2013 first quarter financials and as a result our interim report as of March, 31 2013 reported losses on the securitization structures and gains on the related products in trading income. We will present adjusted comparative figures for December 2012 and December 2011 in the footnote for our 2013 Form 20-F.

Typically these structures have nominal equity interests that do not significantly participate in the gains and losses of the Special Purpose Entities, therefore, the Group does not recognize any noncontrolling interests.

Note 14 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets,” page 309

11.	We note that the securitized assets reclassified from trading assets to loans had a carrying value of €3.6 billion compared to a fair value of €2.8 billion as of December 31, 2012, and that the fair value relative to the carrying value of this category of assets has continued to decrease every year. We also note that loans reclassified from trading assets to the loans category had a carrying value of €6.8 billion relative to a fair value of €6.2 billion, and that fair value relative to the carrying value of this category has remained stable for the past several years while the fair value relative to the carrying value of the loan reclassified from available to sale has increased from year to year. Please respond to the following:

•	Tell us the underlying factors that contribute to the difference between the fair value and carrying value as of this date for these two categories and how those factors have changed over time. As part of your response, confirm that the carrying value disclosed reflects any provision for credit losses recorded for these categories.

•	Provide more discussion of the nature of the assets classified in those categories to provide additional context for the difference between the fair value and carrying value, particularly in light of the fact that significant provisions for credit losses continue to be recorded for these reclassified assets per the table on page 311 (as well as during the interim periods of 2013) and losses continue to be recognized upon sale.

We confirm that the carrying value of these reclassified assets is always disclosed net of provisions for credit losses.

In general the differential of the fair value (FV) to carrying value (CV) of our reclassified assets has declined since the date of reclassification in 2008. The movement in the FV to CV differential for each of the three reclassified asset categories highlighted is driven by the underlying asset classes.

For the securitized assets reclassified from trading assets the key underlying asset classes are detailed in the table below:

€ million		Covered Bond	CDO/CLO	Student Loan ABS	Commercial Mortgage ABS	Senior Secured	Residential Mortgages ABS	Other	Total
Dec 31, 2012	CV	994	425	960	638	529	44	9	3,599
	FV	722	214	800	484	493	25	43	2,783
	CV-FV	272	211	160	154	36	19	N/A	816
	Ratio: FV/CV	73%	50%	83%	76%	93%	57%	N/A	77%
Dec 31, 2011	CV	1,555	920	971	2,033	683	627	-57	6,733
	FV	1,254	510	787	1,880	606	414	49	5,501
	Diff	301	410	184	153	77	213	N/A	1,232
	Ratio: FV/CV	81%	55%	81%	92%	89%	66%	N/A	81%

In general total CV and total FV for the securitized asset category have declined year on year from 2011 to 2012 primarily as a result of disposals across all the asset types under the Bank’s de-risking strategy.

When fair value is looked at as a percentage of carrying value this percentage has decreased from 2011 at 81% to 77% in 2012. The key drivers of this movement are the commercial mortgage asset backed securities and the covered bonds asset classes.

The commercial mortgage ABS portfolio comprises over 40 positions. Fair value on these positions fell with increased market uncertainty about the future credit quality of these assets. €39 million of loan loss provisions were booked against this asset class in 2012 (2011: €64 million).

Our covered bond asset class contains long maturity bonds predominantly with Spanish underlying. The market views on the credit risk of Spain deteriorated during 2012 which reduced the fair value. No provisions were made against this asset class in 2012 as in 2011.

For loans reclassified from trading assets the underlying asset classes are as detailed in the table below:

€ million		Commercial Mortgages	Residential Mortgages	Leveraged Loans	Municipal Loans	Other	Total
Dec 31, 2012	CV	4,773	918	444	577	98	6,810
	FV	4,430	662	426	636	73	6,226
	CV-FV	343	256	18	-59	25	584
	Ratio: FV/CV	93%	72%	96%	110%	74%	91%
Dec 31, 2011	CV	5,029	971	1,019	625	110	7,754
	FV	4,859	699	836	641	83	7,117
	CV-FV	170	272	183	-16	27	636
	Ratio: FV/CV	97%	72%	82%	103%	75%	92%

The main movements in the fair value to carrying value differences for loans reclassified from trading were from commercial mortgages and leveraged loans.

The leverage loan portfolio contains a relatively small number of positions and the fair value to carrying value difference is impacted by asset specific credit events. In general the decline in the differential between fair value and carrying value reflects that the remaining maturity of the positions is 1-2 years and the credit quality of the underlying assets and their proximity to maturity. The leverage loan position was also positively impacted by the restructuring detailed below. Loan loss provisions against this class were €58 million in 2012 (2011 €48 million).

The commercial mortgage portfolio is larger, comprised of over 50 positions largely in the European market although the carrying value to fair value difference is materially driven by a handful of positions. The carrying value to fair value differential of these positions increased in 2012 by €173m, primarily due to a negative market perception of the credit quality of the specific names. Loan loss provisions of €105 million were made for this asset class during 2012 (2011 €44 million).

The loans reclassified from the available for sale category contain US municipal loans positions. The fair value of these assets has increased in recent years due to improving market sentiments and the long term lower rate environment.

We have continued to record further loan loss provisions and losses on disposal in relation to our reclassified assets. Our reclassified asset portfolio is assessed regularly for impairment triggers in line with IAS 39. Under the Bank’s impairment policy, a decline in the fair value is not in itself a trigger event but may be when combined with one or more loss events, such as failure to pay, bankruptcy or restructuring. If the impairment review does not indicate a decrease in the expected future cash flows of the asset under review then no provision will be made.

The impairment reviews conducted regularly by our Credit Risk Management function include procedures to review for breaches of loan covenants, delinquencies in payments of principal or interest, increased probabilities that a borrower will enter bankruptcy or financial reorganization, or counterparties facing significant financial difficulties. Reclassified assets are subject to additional review procedures by Finance on a quarterly basis to ensure the carrying values held are appropriate.

We confirm that the impairments taken in 2013 relate to impairment trigger events which have occurred in that period.

•	We note your disclosure that the carrying value of loans reclassified from trading was reduced by €540 million due to the restructuring of loans. Clarify whether these restructurings were deemed to be “new loans” and clarify the types of modifications performed and describe the accounting and classification of these restructured assets.

Restructured instruments are assessed to determine whether the new instruments are substantially different from the existing instruments. Where a new loan is considered substantially different the old loan is derecognized and the new instrument recognized. In this case, the new instrument is not captured by the reclassified asset disclosure going forward. If a loan modification is not substantially different no derecognition of the loan takes place and the loan continues to be disclosed in the reclassified asset disclosure.

The assessment of whether a loan is substantially different is based on quantitative and qualitative assessments. The quantitative test is described in IAS 39.AG62 in relation to the derecognition of financial liabilities. In line with common practice we apply this guidance to the derecognition of financial assets also.

The key transaction that was restructured in 2012 related to loans to a single counterparty of €476 million. A significant proportion of these loans were restructured into debt of €376 million and equity of €55 million. A loan write-off of €45 million was taken to the income statement, relating to those original loan positions that could not be restructured. The original loan was derecognized and the debt and equity recorded as trading instruments due to the intention to sell these instruments shortly after the restructure.

Note 15 – Financial Instruments carried at Fair Value, page 311

Sensitivity Analysis of Unobservable Parameters, page 319

12.	We note your disclosure that the December 31, 2011 amounts disclosed for the sensitivity analysis for the credit derivatives and debt securities were adjusted due to a refinement of the sensitivity. We also note that per review of the December 31, 2011 Form 20-F, the size of the disclosed changes were very significant. For example, the positive and negative fair value movements for debt securities changed from a range of €217 million (positive and negative) to a range of €2.3 billion (both positive and negative) and a similar large change was noted for the credit derivatives. Please respond to the following:

•	Tell us the primary factors driving such a significant change in the sensitivity analysis for these classes of securities.

•	Tell us why only certain classes of derivatives and securities were affected by this refinement.

•	Clarify whether there were any changes into the valuation methodologies or sources of data utilized for the valuation of these instruments for financial reporting purposes.

During the fourth quarter of 2012, the Bank created the Non-Core Operating Unit. As part of this process assets were assessed and reclassified in line with the new divisional and internal management structure. A thorough review was undertaken at a greater level of granularity and this resulted in the reallocation of certain assets between instrument classes and an adjustment in our sensitivity disclosures.

All instrument classes were reviewed but the reclassifications primarily affected the credit and debt related products because these assets represent the majority of Level 3 assets under review.

There have been no changes in the methodology or sources of data applied to the different instrument classes when calculating sensitivity figures. There is however an increased granularity in the level of classification of instruments prior to sensitivity calculations to ensure methodologies are applied to the correct instrument classes.

Note 18 – Equity Method Investments, page 324

13.	You disclose that equity method investments for which there were published price quotations had a carrying value of €2.4 billion and a fair value of €1.8 billion as of December 31, 2012. You go on to state that no objective evidence of impairment was determined for these investments. We note that your accounting policy on page 254 states that if there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. Please tell us why a fair value that is €600 million or 25% lower than carrying value does not represent objective evidence of impairment and did not lead you to perform an impairment test on these equity method investments. Refer to IAS 36.12(d).

In compliance with our accounting policy, we did identify the carrying value and fair value differential of our equity method investments as an indication of impairment in line with IAS 36.12. This triggered an impairment test on the primary underlying asset, our investment in Hua Xia Bank Company Limited.

No impairment was recognized as the value in use of the entity was greater than the fair value (less costs to sell) and carrying value.

We will revise our disclosure for the 2013 Form 20-F to ensure that we provide full disclosure on the impairment tests undertaken on our equity method investments.

Note 29 – Provisions, page 344

Interbank Offer Rates Matters, page 346

14.	We refer to recent news articles that indicate you are conducting an internal review related to the Libor-related investigations. Please disclose in future filings the status of any Libor-related internal investigations and any material findings, including conclusions that you have reached with respect to employee conduct.

We disclose in our 2012 Form 20-F the Bank’s receipt of subpeonas and requests for information from various regulatory and law enforcement agencies in connection with investigations relating to the setting of interbank offered rates, the fact of our cooperation with these investigations and the settlements that other financial institutions subject to such investigations have made. Cooperation with the investigations implies the existence of internal work relating to the matters under review. We do not believe it is necessary, either under the disclosure rules or under the applicable materiality standard, for us to add disclosures about internal investigations where to do so is neither required nor would provide meaningful additional information to investors in connection with our disclosure obligations relating to such matters.

Note 35 – Income Taxes, page 359

15.	You disclose adjustments for prior years related to current tax expense and deferred tax expense within your tabular disclosure on page 359, and you include footnote 1 below the table that states these adjustments include a current tax benefit of €435 million with an offsetting amount in deferred tax expense. Please tell us where the adjustments for prior years are reflected within your tax rate reconciliation on page 360 that are not offset within your current and deferred tax expense for the period, and consider revising your disclosure in future filings to clarify where these prior year adjustments are included.

Deferred tax expense or income relating to prior years that is not offset within current taxes will generally be reflected in the line item “Changes in recognition and measurement of deferred tax assets” within the rate reconciliation on page 360. In future filings we will include disclosure in a footnote to the tax reconciliation to clarify this.

Adjustments recognized in the current year for current tax relating to prior periods that are not offset with deferred tax are reflected in the line item “Other” in the effective tax rate reconciliation. We provide an explanation below the effective tax rate reconciliation table of the material components of “Other”. As disclosed the principal component of the ‘Other’ figure for 2012 and 2011 were the effects of settling examinations by tax authorities in various jurisdictions. We will continue to disclose the material components of the ‘Other’ line in future filings, including adjustments to prior year current tax positions.

Note 42 – Condensed Deutsche Bank AG (Parent Company only) Financial Information, page 373

16.	Please revise your financial statements presented within this Note and within Note 43 related to Condensed Consolidating Financial Information to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

For year end 2013 we will include in the Condensed Deutsche Bank AG Financial Information and the Condensed Consolidating Financial Information (Notes 42 and 43 respectively in the 2012 Form 20F) condensed Statements of Comprehensive Income.

These additional tables will contain Net Income Recognised in the Income Statement, Other Comprehensive Income (OCI) and Total Comprehensive Income. We will provide this detail for 2013 year end and the two comparative periods.

For the Condensed Consolidating Financial Information (Note 43 of Form 20F 2012), this table will include OCI detail for Deutsche Bank AG, DBTC, Other subsidiaries and Consolidating entries in line with Statement of Income detail already provided in this disclosure.

Supplemental Financial Information, page S-1

Renegotiated Loans, page S-9

17.	We note that renegotiated loan positions have increased generally in recent years due to the deterioration of the global macroeconomic environment. However, you did experience a decrease in Non-German renegotiated loans considered nonimpaired. Please revise your disclosure in future filings to discuss the underlying factors that contributed to the decline in Non-German renegotiated loans considered nonimpaired during 2012. To the extent that you have an accounting policy where loans can be removed from renegotiated loan status due to certain circumstances, disclose that policy, including the requisite circumstances, in future filings.

In 2012, the key driver for the decrease in non-German renegotiated loans considered nonimpaired was a single loan amounting to € 435 million within our leveraged finance activities in Western Europe (excluding Germany) which became impaired and was written off.

Excluding this single item, non-German renegotiated loans considered nonimpaired have increased in line with the Group’s total renegotiated loan position. We will extend our disclosure in future filings to explain this item and similar material movements in our renegotiated loan positions.

As stated on page S-7 we provide our renegotiated loan detail in accordance with Industry Guide 3, including providing disclosure of ‘troubled debt restructurings’. We confirm that the circumstances that lead to the removal of a loan from renegotiated status include full write off of a loan or counterparty repayment. As mentioned above, when material, the movement of significant loans positions out of our renegotiated loan figures will be disclosed in the Supplemental Financial Information.

Form 6-K Filed July 31, 2013

Exhibit 99.1

Recently Adopted Accounting Pronouncements, page 63

IFRS 10, IFRS 11, IAS 27 and IAS 28, page 63

18.	We note your disclosure on page 64 that the majority of the effect of the adoption of IFRS 10 is due to the consolidation of certain funds where the Group provides guarantee protection to third parties over the funds’ assets. Given the nature of the guarantee and the fact that you act as the investment manager and cannot be removed, please tell us how you concluded that consolidation was not previously required under SIC 12.

These funds have a narrow scope of activities, i.e. do not have a wide investment mandate and are not actively managed, and as such were assessed previously under SIC-12.

The funds were established for investors to participate in the returns associated with specific investment mandates. Deutsche Bank earned fee income from the management activities and the provision of a capital guarantee. There was little decision making associated with the funds due to the narrow scope of investment activities associated with them. Consequently the focus of the assessment under SIC-12 was on risk and rewards. While Deutsche Bank is exposed to risk and rewards from provision of the guarantee and its fee income, the risk associated with the guarantee was believed to be remote. Hence the majority of the risk and rewards on a probability weighted basis would lie with the investors.

Under IFRS 10 (paragraphs B72 a & b) Deutsche Bank’s participation in these funds is assessed differently compared to SIC-12. When Deutsche Bank has a risk with a low probability but potentially high magnitude, i.e. the capital guarantees issued, and has fund management activities (however limited) Deutsche Bank will consolidate the funds.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets,” page 74

19.	We note your disclosure on page 75 that the decrease in the carrying value of assets previously classified as trading includes a €1.4 billion reduction relating to commercial real estate loans where the structured entity borrower has been consolidated under IFRS 10 in the second quarter of 2013 resulting in property being recognized in the consolidated balance sheet. Please tell us why you consolidated this structured entity borrower in the second quarter of 2013 rather than upon adoption of IFRS 10 on January 1, 2013, and discuss the specific circumstances requiring consolidation under IFRS 10.

The reduction in commercial real estate loans and subsequent consolidation was triggered by loan covenant breaches in the second quarter of 2013 which led to a reassessment of consolidation under IFRS 10. The breaches gave Deutsche Bank the ability to trigger liquidation of the assets held by various structured entities and to remove decision making ability from the equity holder by petitioning for the entities’ insolvency. These rights in the event of breaches had originally been classified as “protective rights” under IFRS 10.14. As they were not excercisable at the date of IFRS 10 adoption by the Group, the entities were not consolidated. As soon as these rights became excercisable, i.e. the covenants were breached, a reassessment under IFRS10 was triggered and the entities were subsequently consolidated.

The loan covenant breaches occurred in a number of structured entities at the same time. Following consolidation reassessment in line with IFRS 10 it was determined that Deutsche Bank held the power to liquidate the entities and control the entities assets, thereby giving Deutsche Bank power over the most significant activities of the entities. Additionally in the event of a liquidation petition and the subsequent appointment of a liquidator, under IFRS 10, Deutsche Bank would be viewed to continue to have power over the significant activities of the structured entities as it is the senior creditor and therefore can exercise power over the liquidator via its security over the real estate assets held by the structured entities, in the applicable juristictions. The insolvency receiver is unable to sell these assets, and therefore fulfil the goal of the insolvency proceedings, without a release of that security.

Financial Instruments carried at Fair Value, page 75

20.	We note your disclosure beginning on page 77 related to Level 3 instruments, as well as the identification of Level 3 valuation techniques on page 82. However, it does not appear that you have included a description of the valuation techniques used for Level 2 financial instruments as we are unable to locate where you have identified the specific types of valuation models or methodologies that you utilized for measuring these instruments. Please tell us where you have included this information, or revise your disclosure in future filings to disclose the Level 2 valuation models by class of financial instrument. Refer to IFRS 13.93(d) and IAS 34.16A(j).

We provided detailed information regarding our valuation techniques and controls in Footnote 15 ‘Financial Instruments carried at Fair Value’ of our 2012 Consolidated Annual Financial Statements. We have not repeated this information in the quarterly reports as the valuation techniques and controls for all financial instruments (including Level 2 and Level 3) has not significantly changed since 31 December 2012. Moreover the valuation techniques disclosed in the table on page 82 are equally applicable to Level 2 instruments, the only difference between the Level 2 and Level 3 instruments being the observability of the inputs used in the valuation technique.

In accordance with IFRS 13.93(d) and IAS 34.16A(j), we will include a description of the valuation techniques in both the year end 2013 consolidated financial statements and include this description in the interim financial statements commencing with the first quarter of 2014 interim report.

21.	We note your tabular disclosure of the sensitivity analysis by type of instrument on page 80. Please respond to the following:

•	Revise your disclosure in future filings to more clearly link the instruments included within this table with the classes of financial instruments included in the Level 3 table on page 77. For example, it is not clear whether any of your financial liabilities are reflected in the sensitivity table and it is also not clear from the introductory paragraphs to this table whether all of your Level 3 financial assets are included in the disclosure.

•	Confirm that the sensitivity analysis of unobservable parameters includes reasonably likely changes to each of the significant unobservable inputs disclosed for each of these instruments in the table on page 82. If not, please provide clarifying disclosure as to why.

We confirm the sensitivity analysis table includes all financial assets and liabilities in level 3 and that the sensitivity analysis includes reasonably possible alternative changes to each of the significant unobservable parameters on page 82.

To more clearly link the instruments presented in the sensitivity table on page 80 with those presented in the range of significant unobservable inputs table on page 82 and the level 3 table on page 77, we will revise the asset and liability classes presented in these tables to ensure better consistency. Please see our response to question 22 below.

The table on page 80 will be revised as shown below (additional data categories have been underlined).

Breakdown of the sensitivity analysis by type of instrument1

Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities
Commercial mortgage-backed securities
Mortgage and other asset-backed securities
Sovereign & quasi sovereign debt obligations
Corporate debt securities & other debt obligations
Equity securities
Derivatives:
Credit
Equity
Interest related
FX
Other
Loans:
Loans
Loan commitments
Total
[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

22.	Within footnote 1 to your tabular disclosure of Level 3 valuation techniques and significant unobservable inputs on page 82, you disclose that the presentation in that table follows a product breakdown rather than accounting classification. In some cases, the table on page 82 is more disaggregated as compared to the financial instrument categories on page 77 but in some situations it is more aggregated. We note that the higher levels of aggregation appear to lead to wide ranges of inputs for some classes. Please revise your disclosure in future filings to address the following:

•	Further disaggregate the financial instruments included in the table on page 82 where the instruments have been aggregated from the categories on page 77. For example, we note that you have aggregated sovereign and corporate debt securities into one category on page 82, and it appears this may lead to wider than necessary ranges of significant unobservable inputs.

•	Improve the linkage between the tables on pages 77 and 82. For example, you have disclosed an available-for-sale category on page 77, but it is unclear which instruments on page 82 are included within that category. Similarly, the loans balance on page 82 is substantially higher than the loans categorized as trading on page 77, and it is not clear which category includes the remaining loan balances.

•	In cases where you have provided wide ranges, consider including a weighted average of the inputs reported, and state your basis for calculating the weighted average (e.g., weighted average by notional or principal amounts). Alternatively, provide a qualitative discussion of the unobservable input range that addresses the underlying reason that the input range is wide for specific instruments at a specific point in time rather than a general discussion of why input ranges can potentially be wide. In this regard, consider disclosing the drivers of dispersion within the range, such as a particular position or instrument type as well as data point concentrations within the range.

In respect of the level of aggregation in the tables presented on pages 77 and 82, and the linkage between the classes of financial instruments in level 3 in the tables on pages 77 and 82, we acknowledge that the consistency between the classes of assets and liabilities presented between the two tables can be improved.

After analysis of the two tables detailed above we believe that the best representation of the level 3 instruments currently exists in the quantitative range table on page 82, adjusted to disaggregate sovereign and corporate debt securities. We propose to expand the instrument categories currently held in the table on page 82 to include all categories currently provided on page 77, including available for sale detail. We will also include language in the table on page 82 to identify where in the financial statements the products are recorded so that the reader is able to reconcile the product detail on page 82 with the level 3 instruments presented in the fair value hierarchy currently on page 76, which is done on a financial statement category basis. In so doing, the table on page 77 would be duplicative and as such we propose to delete that table.

We have included a pro forma of the revised quantitative range table in an appendix to this letter. We believe that the amendments in the quantitative range table will ensure consistency in the level of detail presented between the sensitivity analysis and the quantative range disclosure.

Moreover we will, commencing with the 2013 year end consolidated financial statements, provide qualitative discussion of those widely dispersed input ranges in the significant unobservable inputs on page 82.

23.	We note that you disclose “price” as a significant unobservable input within your table on page 82. Please revise your disclosure in future filings to clarify the following:

•	Whether you are using comparable prices for similar instruments (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices); and

•	Whether a yield was considered in coming up with the price for various financial instruments. If true, disclose the yield or implied yield for the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

Deutsche Bank uses “price” as a significant unobservable input when the most reliable indication of fair value is obtained by comparison to the prices of similar instruments (market comparables).

The fair values are estimated using relevant available market information, including comparison to proxy instruments, third-party prices or other relevant information, some of which is price-based, and some of which is yield-based. For certain products, it is often less ambiguous to express the sensitivity as a price-based measure, rather than to infer sensitivity to the input parameters (which may require further assumptions to be made). Deutsche Bank has therefore determined that “price” is the most appropriate “parameter” to disclose for these instruments.

Other Contingencies, page 90

Mortgage Repurchase Demands, page 95

24.	We note that the provisions related to repurchase demands appear to have increased from an insignificant amount in the 2011 Form 20-F, to €341 million in 2012, and to US$534 million as of June 30, 2013. Additionally, outstanding repurchase requests increased from US$638 million as of the end of 2011, to US$4.6 billion at the end of 2012, to $5.9 billion as of June 30, 2013. Please consider revising your disclosure in future filings to address the following:

•	Given the significant increase in provisions and outstanding repurchase requests during the periods, consider expanding your disclosure to provide a separate roll forward of the mortgage repurchase provision with separate amounts for increases in the reserve due to changes in estimate and new loans sales and decreases attributable to utilization/realization of losses.

•	Expand your disclosures to separately quantify, by counterparty (GSEs, private label, etc.), the amount of new repurchase demands each period and the amount of settled claims each period.

•	We note your disclosure that there are other potential mortgage repurchase demands that you anticipate may be made, but you cannot reliably estimate their timing or amount. Tell us whether you have insight into the delinquency or default statistics for the remaining loans sales for which you have not been provided a release. If so, consider disclosing this information to provide additional context into the volume of potential loan repurchase requests that may occur.

•	Tell us whether you are unable to estimate a provision amount for any class of counterparty given the lack of settlement history.

•	Tell us whether you have included mortgage repurchase exposure in your estimate of aggregate future losses for which the possibility is more than remote but less than probable, which was €1.2 billion as of June 30, 2013.

We will expand our ‘Movements by Class of Provisions’ table in the Provisions note of the Consolidated Financial Statements to include a separate column for Mortgage Repurchase Demands including detail on new provisions, amounts used and unused amounts released.

Outstanding mortgage repurchase demands (based on original principal balance of loans) consist predominantly (about 95%) of demands made in respect of private label securitizations by the trustees or servicers thereof. Because of this, we do not believe a quantified presentation by counterparty type provides useful information to investors. Going forward, however, we will indicate that these demands are primarily in respect of private label securitizations.

We have access to information on loan performance related to securitized loans but have no information on loans sold as whole loans (roughly 45% of all loans sold/securitized). We are not the servicer on loans sold as whole loans and have no access to any data related to their performance. Further, we do not have insight into whether repurchase risk related to these loans has been resolved by the current servicer through a bulk settlement or other means. Further, we have not observed a direct correlation between delinquency status and demand activity. For example, repurchase claims have been received on loans that are current, modified, and paid in full. Providing such information and thus suggesting a correlation could be misleading.

Our provision in respect of outstanding mortgage repurchase demands does not exclude any class of counterparty on the grounds of non-estimability or otherwise.

The €1.2 billion estimate currently does not include any amounts with respect to mortgage repurchase exposure as we cannot currently estimate for any mortgage repurchase claims in litigation potential outflows the possibility of which is more than remote but less than probable.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and Member of the Management Board	Deputy General Counsel Germany, Central and Eastern Europe

Appendix

Revised quantitative range table as discussed in question 22 above.

New instrument categories have been shown as underlined.

Dec 31, 2013	Fair value
in € m.				Significant unobservable
(unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	input(s) (Level 3)	Range
Financial instruments held at fair value - held for trading, designated at fair value and available-for-sale: Mortgage and other asset backed securities held for trading
Commercial mortgage-backed securities	0	0	Price based	Price	0%	0%
			Discounted cash flow	Credit spread (bps)	0	0
				Recovery rate	0%	0%
				Constant default rate	0%	0%
Mortgage and other asset backed securities	0	0	Price based	Price	0%	0%
			Discounted cash flow	Credit spread (bps)	0	0
				Recovery rate	0%	0%
				Constant default rate	0%	0%
				Constant prepayment rate	0%	0%
Total mortgage and other asset-backed securities held for trading	0	0
Debt securities and other debt obligations	0	0	Price based	Price	0%	0%
			Discounted cash flow	Credit spread (bps)	0%	0%
Held for trading Sovereign and quasi sovereign obligations Corporate debt securities and other debt obligations
Available-for-sale
Equity securities	0	0	Market approach	Price per net asset value	0%	0%
Held for trading				Enterprise value/EBITDA (multiple)	0	0
Available-for-sale			Discounted cash flow	Weighted average cost capital	0%	0%
Loans	0	0	Price based	Price	0%	0%
Held for trading			Discounted cash flow	Credit spread (bps)	0	0
Designated at fair value				Constant default rate	0%	0%
Available-for-sale				Recovery rate	0%	0%
Loan commitments	0	0	Discounted cash flow	Credit spread (bps)	0	0
				Recovery rate	0%	0%
			Loan pricing model	Utilization	0%	0%
Other financial instruments	0	0	Price based	Price	0%	0%
			Discounted cash flow	IRR	0%	0%
Total financial instruments held at fair value	0	0

Revised quantitative range table as discussed in question 22 above (continued).

Dec 31, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments
Interest rate derivatives	0	0		Discounted cash flow	Swap rate (bps)	0	0
					Inflation swap rate	0%	0%
				Option pricing model	Inflation volatility	0%	0%
					Interest rate volatility	0%	0%
					IR - IR correlation	0%	0%
					Hybrid correlation	0%	0%
Credit derivatives	0	0		Price based	Upfront price points	0%	0%
				Discounted cash flow	Credit spread (bps)	0	0
					Recovery rate	0%	0%
				Correlation pricing model	Credit correlation	0%	0%
Equity derivatives	0	0		Option pricing model	Stock volatility	0%	0%
					Index volatility	0%	0%
					Index - index correlation	0%	0%
					Stock - stock correlation	0%	0%
FX derivatives	0	0		Option pricing model	Volatility	0%	0%
Other derivatives	0	0	1	Discounted cash flow	Credit spread (bps)	0	0
				Option pricing model	Index volatility	0%	0%
					Commodity correlation	0%	0%

Total market values from derivative financial instruments	0	0